Exhibit 10.14

Corporate Headquarters
Intel Corporation
2200 Mission College Blvd
Santa Clara, CA, 95054-1549
(409) 765-8080

November 17, 2015

Dr. Venkata S.M. “Murthy” Renduchintala

Dear Murthy:

Congratulations! On behalf of Intel Corporation (“Intel or the “Company”), I am pleased to offer you the position of President of Intel’s Client and IoT Business and System Architecture Group, reporting to Brian Krzanich, Intel’s CEO. The role will be based in Santa Clara, California and you will be responsible for leading the following organizations: Client Computing Group, Platform Engineering Group, Software and Services Group, Design Tools Technology Group and Internet of Things Group. In this role, you will have direct contact and interaction with Intel’s Board of Directors and will have a leadership role amongst Intel’s most senior executives on our Management Committee (MCM).

Base Salary. Your starting annual base salary will be $900,000, less applicable taxes, deductions and withholdings. This base salary will be reviewed annually as part of our performance review process and will increase commensurate with your performance, as assessed by the CEO.

Annual Performance Bonus. You are eligible for an Annual Performance Bonus (APB) with a target of $2,100,000 (assumes a 3X multiplier on your APB base of $700,000). The APB is paid out in January for the prior year based on Intel’s financial performance, as well as achievement of specified operational goals, subject to the terms of the APB plan. The bonus will be prorated for any portion of 2015 that you are employed with Intel. However, to help with your employment transition, for the first three full years you are employed with Intel, if the actual APB bonus is less than 3X your APB base , we will provide you with a special bonus so that the combined bonuses for that year will equal $2,100,000.

Quarterly Profit Bonus. You are eligible for quarterly bonuses under the Quarterly Profit Bonus (QPB) plan. These bonuses are determined based on Intel’s quarterly profitability, subject to the terms of the QPB plan. Based on historical payouts, we anticipate this will pay you approximately $28,000 per quarter ($112,000 annually).

Hiring Bonus. In recognition of the equity and cash based compensation you will be forfeiting by joining Intel, we will offer you a sign on bonus of $8,100,000, less applicable taxes, deductions and withholding to be paid: $2,700,000 within 30 days of your employment start date, $2,700,000 paid on the one-year anniversary of your employment start date, and $2,700,000 to be paid on the two-year anniversary of your employment start date, provided you remain employed by Intel on those subsequent dates. Should your resignation from your current employer result in you losing your annual bonus/maturing equity awards for 2015 we will pay you a sum equal to the lesser of (i) that which you would have received for your 2015 annual bonus/equity and (ii) $1,750,000.

New Hire Equity Grant. In recognition of the equity and cash based compensation you will be forfeiting by joining Intel and to allow you to share in the success of Intel Corporation through the company's stock benefit program, we are pleased to grant you an award of Restricted Stock Units (RSUs) with a target valuation of $8,100,000. The RSUs will be granted on the first regularly scheduled grant date after your employment start date (“New Hire Grant Date”). The RSUs will vest over a three year period: 1/12 of the RSUs vesting per quarter beginning on the three-month anniversary of the grant date and continuing for three years such that the grant is fully vested on the three-year anniversary of grant date. The RSUs will be subject to the terms and conditions of the Intel Corporation 2006 Equity Incentive Plan, the Notice of Grant for each award, and grant agreement linked to your Notice of Grant.

Focal Equity Grants. Each January, you will be eligible for equity awards based on your job performance and contributions to Intel as part of Intel’s annual performance evaluation process (“Focal”). For the first three years of your employment, the target valuation for your annual equity award granted in January will be guaranteed to be at least $6,000,000. Equity awards will be recommended to be in the form of RSUs and Outperformance Stock Units (OSUs) and will be subject to the terms and conditions of the Intel Corporation 2006 Equity Incentive Plan, the Notice of Grant for each award and the grant agreement linked to your Notice of Grant. We anticipate the split will be 40 percent RSUs and 60 percent OSUs, but the exact split is subject to approval by Intel’s Board of Directors.

Severance Provision. In the event that Intel terminates your employment during the first three years of your employment for any reason other than Cause (as defined below), Intel will pay you a severance payment as follows:

•	If your employment ends before the payment of the first installment of your hiring bonus, Intel will pay you $16,200,000.

•	If your employment ends after the payment of the first installment of your hiring bonus, but before the three month anniversary of the New Hire Grant Date, Intel will pay you $13,500,000.

•	If your employment ends after the three-month anniversary of the New Hire Grant Date, but before the six-month anniversary of the New Hire Grant Date, Intel will pay you $12,825,000.

•	If your employment ends after the six-month anniversary of the New Hire Grant Date, but before the nine-month anniversary of the New Hire Grant Date, Intel will pay you $12,150,000.

•	If your employment ends after the nine-month anniversary of the New Hire Grant Date, but before the one year anniversary of your employment start date, Intel will pay you $11,475,000.

•	If your employment ends after your one year anniversary of your employment start date, but before the twelve-month anniversary of the New Hire Grant Date, Intel will pay you $8,775,000.

•	If your employment ends after the twelve-month anniversary of the New Hire Grant Date, but before the 15-month anniversary of the New Hire Grant Date, Intel will pay you $8,100,000.

•	If your employment ends after the 15-month anniversary of the New Hire Grant Date, but before the 18-month anniversary of the New Hire Grant Date, Intel will pay you $7,425,000.

•	If your employment ends after the 18-month anniversary of the New Hire Grant Date, but before the 21-month anniversary of your New Hire Grant Date, Intel will pay you $6,750,000.

•	If your employment ends after the 21-month anniversary of the New Hire Grant Date, but before the two year anniversary of your employment start date, Intel will pay you $6,075,000.

•	If your employment ends after your two year anniversary of your employment start date, but before the 24-month anniversary of the New Hire Grant Date, Intel will pay you $3,375,000.

•	If your employment ends after the 24-month anniversary of the New Hire Grant Date, but before the 27-month anniversary of the New Hire Grant Date, Intel will pay you $2,700,000.

•	If your employment ends after the 27-month anniversary of the New Hire Grant Date, but before the 30-month anniversary of the New Hire Grant Date, Intel will pay you $2,025,000.

•	If your employment ends after the 30-month anniversary of the New Hire Grant Date, but before the 33-month anniversary of your New Hire Grant Date, Intel will pay you $1,350,000

•	If your employment ends after the 33-month anniversary of the New Hire Grant Date, but before the three year anniversary of your employment start date, Intel will pay you $675,000.

The severance payment will be subject to applicable taxes, deductions and withholdings. It will be paid no later than March 15th of the calendar year following your termination, provided you execute and let become effective a standard release agreement, and provided further that in the event that your release delivery and non-revocation period spans two calendar years, payment will be made in the second calendar year.

For purposes of this offer letter, Cause means (1) commission of an act of material fraud or dishonesty against Intel; (2) intentional refusal or willful failure to carry out the reasonable instructions of the Chief Executive Officer or of Intel’s Board of Directors; (3) conviction of, guilty plea or “no contest” plea to a felony or to a misdemeanor involving moral turpitude (where moral turpitude means so extreme a departure from ordinary standards of honesty, good morals, justice or ethics as to be shocking to the moral sense of the community); (4) gross misconduct in connection with the performance of your duties; (5) improper disclosure of confidential information or violation of material Intel policy or Code of Conduct; (6) breach of fiduciary duty to Intel; (7) failure to cooperate with Intel in any investigation or formal proceeding or being found liable in a Securities and Exchange Commission enforcement action or otherwise being disqualified from serving in your job; or (8) breach of duty of loyalty to the Company. Prior to termination for cause, Intel shall provide 30 days prior written notice of the grounds for cause. Notwithstanding the foregoing, you and Intel expressly agree that Intel does not expect, and will not require, you to engage in any activities that would violate your existing obligations to any prior employer to maintain the confidentiality of such employer’s proprietary business information. If you refuse or fail to carry out any instruction by the Chief Executive Officer or Intel’s Board of Directors because of such existing obligations, your refusal or failure will not constitute Cause for termination.

Comprehensive Benefits. Intel provides a very competitive benefits package for its eligible employees. You will be eligible for our medical, dental, vision, short-term and long term disability and life insurance programs. In addition, we offer an employee Stock Purchase Plan, 401(k) Plan, deferred compensation plan and Intel-funded profit-sharing retirement plans.

You will be eligible for about 5 weeks of vacation and 10 standard company holidays each year. You will also be eligible for Intel’s sabbatical program which offers an eight-week paid sabbatical after every 7 years of service, or a 4-week paid sabbatical after 4 years of service. Of course, each of these benefits is subject to the terms and conditions of the benefit program and plans, including waiting periods for some.

To help you plan for retirement and ensure you are prepared for the future, we will also provide you and your family executive financial counseling from Ayco.

Travel. To ensure your time is optimized, we will provide you with first class air travel for all domestic travel, where available, including travel between your Orange County home and

Intel. In the event that domestic travel schedules prove difficult, we will provide the use of a private jet for business travel. We will also offer you a town car and driver for your daily commute in the Bay Area should you so desire.

Relocation Assistance. To assist you and your family with relocation to the Bay Area, we will provide you with a comprehensive relocation package which will include house hunting trips, temporary living accommodations, moving expenses, home sale price guarantee and fees associated with the move. You will be assigned a dedicated Relocation Specialist to assist you with your relocation needs and provide an individual consultation on the package.

In addition, we will cover all of your travel (airfare, rental car or car lease payments, meals, etc.) between Orange County and the Bay Area and temporary housing costs in the Bay Area for up to 2 years following your employment start date.

Outside Activities During Employment. During your employment, you shall devote your full business efforts and time to Intel. This obligation, however, shall not preclude you from engaging in appropriate civic, charitable or religious activities, as long as they do not materially interfere with your job. Any outside activities, including serving on a Board of Directors, must be in compliance with Intel’s Code of Conduct.

Company Policies/Protection of Intellectual Property. Your employment is contingent on your signing an Employment Agreement, which outlines your obligations as an employee, including among others your obligation to protect Intel’s intellectual property (as well as confidential information of your prior employers and other third parties). You will be expected to abide by the Company’s policies and procedures, including without limitation Intel’s Employment Guidelines and Code of Conduct. You can review a copy of the Employment Agreement at www.intel.com/jobs/offer and selecting “Employment Forms.”

At-Will Employment. Your employment with Intel is “at will,” which means that both Intel and you have the right to end your employment at any time, with or without advance notice, and with or without cause. The at-will nature of your employment may not be modified or amended except by written agreement signed by Intel’s SVP of Human Resources and you.

Position of Trust Background Check/Work Eligibility. Because of the importance of your position, this offer is contingent upon the successful completion of a Position of Trust background check . You represent that all information provided to Intel or its agents with regard to your background is true and correct. As a further condition of employment, you are required by law, to provide appropriate documentation of your legal right to work in the United States. A “List of Acceptable Employment Verification Documents” is available at www.intel.com/jobs/offer.

Entire Agreement. This offer letter including the referenced documents forms the entire agreement between you and Intel and replaces any prior communications on matters related to employment at Intel.

Intel is truly an inspirational place to work. The Intel team is overflowing with creative drive, deep expertise, perseverance, passion and dedication, and we are very excited to have you join the team. We hope you’ll find working at Intel to be one of the most rewarding experiences of your life, both professionally and personally.

As we discussed, we would like you to start on a mutually agreed upon date in November or December 2015. Once you have accepted this offer, you will be contacted via a separate email with regard to your first day and overall integration with immediate availability to VIP services, including a dedicated point of contact for all HR benefits, services, and executive compensation programs. In the meantime, should you have any questions please contact Richard Taylor.

Sincerely,

/s/ Brian Krzanich
Brian Krzanich
Chief Executive Officer, Intel Corporation

Accepted and Agreed:

/s/ Dr. Venkata S.M. Renduchintala
Dr. Venkata S.M. Renduchintala